FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

      Yes                       No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

18 May 2023

HSBC INVESTOR AND ANALYST ASIA SEMINAR

Today, HSBC Holdings plc ('HSBC') holds the final day of its Asia Seminar for investors and analysts. The seminar began on 15 May and has been held over the course of this week in Hong Kong and Singapore, featuring presentations, Q&A and technology and product demonstrations showcasing our Asia business.

Today's session will be opened by Surendra Rosha, Co-CEO of The Hongkong and Shanghai Banking Corporation and will include presentations, Q&A sessions and panel discussions focusing on our Asia Global Banking and Markets business and our businesses in Singapore, India, ASEAN and the rest of Asia, including our approach to sustainable finance across the Asia region.

The presentations used in today's seminar will be available shortly before 8:15am HKT at:
hsbc.com/investors/investor-events-and-presentations

Investor enquiries to:
UK: Richard O'Connor	+44 (0) 790 9873 681	investorrelations@hsbc.com
HK: Mark Phin Yafei Tian	+852 2822 4908 +852 2899 8909	investorrelations@hsbc.com.hk
Media enquiries to:
UK: HK: Aman Ullah	+44 (0) 20 7991 8096 +852 3941 1120	pressoffice@hsbc.com aspmediarelations@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

Forward looking statements

This announcement contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about HSBC and The Hongkong and Shanghai Banking Corporation Limited ('HBAP'), as described under 'Cautionary statement regarding forward-looking statements' contained in each of HSBC's Annual Report on Form 20-F for the year ended 31 December 2022, filed with the U.S.Securities and Exchange Commission ('SEC') on 22 February 2023 ('HSBC's 2022 Form 20-F') and in the HBAP Annual Report and Accounts 2022 (the 'HBAP 2022 ARA'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the business of HSBC and HBAP, is contained in each of HSBC's 2022 Form 20-F and the HBAP 2022 ARA.

Alternative Performance Measures

This announcement contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('Alternative Performance Measures'). The primary Alternative Performance Measures we use are presented on a 'constant currency' basis which is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 1Q 2023 Earnings Release furnished with the SEC on Form 6-K on 2 May 2023 and which is available at www.hsbc.com/ results-and-announcements.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 May 2023